FILED PURSUANT TO RULE 425
                                FILING PERSON: PINNACLE FINANCIAL PARTNERS, INC.
                                          SUBJECT COMPANY: CAVALRY BANCORP, INC.
                                           REGISTRATION STATEMENT NO. 333-129076

[Logo of Pinnacle Financial Partners, Inc.]            [Logo of Cavalry Banking]




FOR IMMEDIATE RELEASE                               CONTACT: Vicki Kessler
---------------------                                        615-320-7532


                    LONG-TIME MURFREESBORO BANKING EXECUTIVE
                           BOB MURFREE JOINS PINNACLE


         NASHVILLE, Tenn., Dec. 1, 2005 - Veteran Murfreesboro banker and community leader Bob Murfree has joined Pinnacle Financial Partners and will be part of the firm's Rutherford County operation when Pinnacle completes its planned acquisition of Cavalry Banking in Rutherford County.

         Murfree, who started his financial services career in at Murfreesboro Bank and Trust in 1972, will be a financial advisor serving the Rutherford County market. He will work from Cavalry's downtown office.

         "Bob has long been a formidable competitor," said Cavalry Chief Administrative Officer Bill Jones, who will be Pinnacle's Rutherford County area executive when the transaction is complete. "He has a wealth of knowledge and is passionate about providing exceptional client service. We are very excited about the prospect of being on the same team with him."

         Murfree helped found First City Bank in Mufreesboro in 1985, where he served as president and CEO until the bank was acquired by First American Corporation in 1996. He served as First American's Murfreesboro city president and continued in that role when First American was acquired by AmSouth in 1999. Murfree retired from banking in 2004 to run a family real estate business and serve as a substitute teacher for area high schools.

         "I had the good fortune of working with the Pinnacle management group when we were at First American together, and I have always had a healthy respect for the team at Cavalry. Being associated with Pinnacle and working with the associates at Cavalry is the only scenario I can think of that would prompt me to come out of early retirement," Murfree said.

         Terry Turner, Pinnacle president and CEO, said, "There is virtually no one who knows the Rutherford County market better than Bob. With his active community involvement and his extensive financial experience, he will be a tremendous asset in our ability to serve this market better than any other financial institution."

         Murfree, a graduate of the University of the South at Sewanee, is also a graduate of the School of Banking of the South at Louisiana State University, the Tennessee Banking School at Vanderbilt University and the Commercial Lending School at the University of Oklahoma. He served in the Tennessee National Guard from 1970-1976 where he was a staff sergeant. He and his wife Betsy Phillips Murfree have three children and attend First Methodist Church.

         Cavalry Banking, which in October announced plans to become a part of Pinnacle, holds the No. 1 market share position in Rutherford County. Once Cavalry becomes part of Pinnacle, the combined company will be the second largest financial institution headquartered in Tennessee, with a projected $1.6 billion in assets. The acquisition, which is subject to regulatory and shareholder approval, is expected to be complete in early 2006.

         Combined,   Pinnacle   and   Cavalry   will  have  16  offices  in  the
Nashville-Davidson-Murfreesboro metropolitan statistical area (MSA) and one in neighboring Bedford County.

         Additional   information   concerning   Pinnacle  can  be  accessed  at
www.pnfp.com. Additional information regarding Cavalry Banking can be accessed at www.CavalryBanking.com.

                                       ###

Certain of the statements in this release may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits of the merger to Pinnacle and Cavalry, future financial and operating results and Pinnacle's plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, the risk that cost savings and any revenue synergies from the merger may be realized or take longer than anticipated, disruption from the merger with customers, suppliers or employee relationships, the risk of successful integration of the two businesses, the failure of Cavalry or Pinnacle shareholders to approve the merger and the ability to obtain required governmental approvals of the proposed terms and anticipated schedule. Additional factors which could affect the forward- looking statement can be found in the Annual Reports on Form 10-K and the Quarterly Reports on Form 10-Q of both Pinnacle and Cavalry filed with the Securities and Exchange Commission and available on the SEC's website set forth below. Pinnacle and Cavalry disclaim any obligation to update or revise any forward-looking statements contained in this information, whether as a result of new information, future events or otherwise.

ON NOVEMBER 14, 2005, PINNACLE'S REGISTRATION STATEMENT FILED WITH THE SEC (FILE NO. 333-129076), WHICH CONTAINED A JOINT PROXY STATEMENT/PROSPECTUS RELATED TO THE PROPOSED PINNACLE/CAVALRY MERGER WAS DECLARED EFFECTIVE. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, CAVALRY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention:
Investor Relations (615) 744-3710 or Cavalry Banking Corp., 114 West College Street, P.O. Box 188, Murfreesboro, TN 37133, Attention: Investor Relations
(615) 849-2272.

The directors and executive officers of Pinnacle and Cavalry may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information about Pinnacle's directors and executive officers is contained in the proxy statement filed by Pinnacle with the SEC on March 14, 2005, which is available on Pinnacle's web site (www.pnfp.com) and at the address provided above. Information about Cavalry's directors and executive officers is contained in the proxy statement filed by Cavalry with the SEC on March 18, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the SEC.